Exhibit 99.1

Taboola Reports Record Q4 and

Full Year 2021 Results

-	2021 Gross Profit grew 38% and ex-TAC Gross Profit grew 36% over 2020
-	Exceeded guidance across all financial measures
-	Q4 2021 Gross Profit and ex-TAC Gross Profit grew over 50%
-
Increasing 2022 guidance to $1.67 billion for Revenues, $556 million for Gross Profit, $665 million for ex-TAC Gross Profit and $204 million for Adjusted EBITDA, representing 30.7% Ratio of Adjusted EBITDA to ex-TAC Gross Profit

-	Taboola to host its inaugural Investor Day on March 29, 2022, live stream will be available on Taboola’s investors website

New York, NY, February 22, 2022 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced its results for the quarter and year ended December 31, 2021.

“We closed 2021 with the strongest quarter in our history with record Revenues, ex-TAC Gross Profit and Adjusted EBITDA,” said Adam Singolda, Founder and CEO, Taboola. “We’ve continued our strong momentum, launching game changing products such as Homepage for You and SmartBid Dimensions, signing incredible partnerships such as McClatchy and Samsung and making great progress in our premium advertising offerings, including brands/agencies with video, as well as e-Commerce with the acquisition of Connexity. This all comes at a time when the future of advertising is transitioning from user-tracking to contextual, which is where Taboola shines. We are excited to carry this momentum into 2022 and we are laser focused on continual innovation and unlocking greater audience, engagement and monetization for our partners.”

For more commentary on the quarter, please refer to Taboola’s Q4 2021 Shareholder Letter, which was furnished to the SEC and also posted on Taboola’s website today at https://investors.taboola.com.

Fourth Quarter and Full Year 2021 Results Summary (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2021	2020	2021	2020	% change YoY

Revenues	$407,668	$351,294	$1,378,458	$1,188,893	15.9%
Gross Profit	$143,642	$93,021	$441,071	$319,497	38.1%
Net Income (loss)	$585	$2,753	$(24,948)	$8,493	NM
Ratio of Net Income (loss) to Gross profit	0.4%	3.0%	(5.7%)	2.7%	NM
Cash Flow from Operations	$22,968	$57,469	$63,521	$139,087	(54.3%)
Cash, cash equivalents and short-term deposits	$319,319	$242,811	$319,319	$242,811	31.5%

Non-GAAP Financial Data*
ex-TAC Gross Profit	$169,210	$110,202	$518,863	$382,352	35.7%
Adjusted EBITDA	$65,383	$32,993	$179,464	$106,193	69.0%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	38.6%	29.9%	34.6%	27.8%	24.5%
Free Cash Flow	$12,672	$53,375	$24,451	$121,313	(79.8%)

NM=Not Meaningful

Fourth Quarter Financial Highlights

Q4 results exceeded guidance across all financial measures

	Three Months Ended December 31, 2021	Q4 Guidance
Revenues	$408M	$392 - $396M
Gross Profit	$144M	$129 - $132M
ex-TAC Gross Profit	$169M	$163 - $165M
Adjusted EBITDA	$65M	$61 - $63M

○	Revenues grew $56 million or 16% year-over-year.

●	New digital property partners[1] drove $21 million of growth.

●	Existing digital property partners[2] grew $35 million which translates to net dollar retention[3] - of 110% driven by improvement in yield as well as the inclusion of Connexity revenue.

○	Gross Profit grew $51 million or 54.4% year-over-year and ex-TAC Gross Profit grew $59 million or 53.5% year-over-year.

●	Growth driven by new digital properties and strong yield improvements as well as from inclusion of Connexity in our Q4 2021 results.

●	Contributing to the year-over-year increase was the voluntary repayment in Q4 of the prior year of $17 million in guaranteed TAC payments withheld in Q2 and Q3 of 2020.

○
Operating expenses grew $38 million or 44.1% year-over-year. The drivers include the inclusion of Connexity expenses, increase in amortization related to intangibles from the Connexity acquisition and higher public company expenses.

○	Net income of $0.6 million compared to net income of $2.8 million in Q4 2020.

○	Adjusted EBITDA of $65 million increased by $32 million year-over-year as higher gross profit more than offset higher operating expenses.

○	EPS was $0.00 per diluted share in the fourth quarter. The EPS was based on fully-diluted shares outstanding of 272 million.

○
Cash Flow from Operations decreased $35 million year-over-year and Free Cash Flow decreased $41 million year-over-year reflecting in part higher publisher prepayments due to the timing of renewals as well as higher tax payments.

1New digital property partners within the first 12 months that were live on our network.

2Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded).

3Net Dollar Retention is the net growth of existing digital property partners for the given period divided by the revenues from the same period in the prior-year.

First Quarter and Full Year 2022 Guidance

The Company’s strong fourth quarter results provide us confidence to raise our full year 2022 guidance above our previous guidance.

For the First Quarter 2022, the Company currently expects:

○	Revenues of $353 to $359 million

○	Gross Profit of $108 to $112 million

○	ex-TAC Gross Profit of $134 to $138 million

○	Adjusted EBITDA of $32 to $34 million

○	Non-GAAP Net Income of $12 to $14 million

For the Full Year 2022, the Company currently expects:

(dollars in millions)	Increased Guidance (as of 02/22/22)	Year over Year Growth	Previous Guidance (as of 9/28/21)
Revenues	$1,666 - $1,678	21% - 22%	$1,588 - $1,633
Gross Profit	$552 - $560	25% - 27%	$530 - $550
ex-TAC Gross Profit	$661 - $669	27% - 29%	$645 - $665
Adjusted EBITDA	$195 - $213	9% - 19%	$193 - $213
Non-GAAP Net Income	$111 - $129	NA	NA

Although we provide guidance for Adjusted EBITDA and Non-GAAP Net Income, we are not able to provide guidance for projected Net income (loss), the most directly comparable GAAP measure. Certain elements of Net income (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net Income (loss) or to reconcile our Adjusted EBITDA and Non-GAAP Net Income guidance without unreasonable efforts. Consequently, no disclosure of projected Net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Our guidance assumes that the global economy continues to recover, with no major COVID-19 related or other setbacks that may cause economic conditions to deteriorate or significantly reduce advertiser demand.

Webcast Details

Taboola's senior management team will discuss the Company's earnings on a call that will take place tomorrow, February 23, 2022, at 8:30 AM ET. The call can be accessed via webcast at https://investors.taboola.com, or by conference call by dialing (877) 312-1874, or (470) 495-9527 for international callers, and entering the conference ID 5188107. The webcast will be available for replay for one year, through the close of business on February 22, 2023.

Q1 Conference Schedule:

Taboola management is scheduled to participate in the following conferences in the first quarter:

●	Susquehanna Eleventh Annual Technology Conference on March 3rd (virtual meetings)
●	JMP Securities Technology Conference on March 7th in San Francisco
●	KeyBanc Emerging Tech Summit on March 8th in San Francisco
●	Deutsche Bank Media, Internet and Telecom Conference on March 15th in Palm Beach, Florida

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit, Free Cash Flow and Non-GAAP Net Income, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

Non-GAAP Net Income guidance, a new metric used in this press release as part of Q1 2022 guidance, is presented to provide insight to projected future results excluding revaluation of warrant liability, share-based compensation expenses, M&A costs, amortization of acquired intangibles and related income tax effects. The type of adjustments made may vary from period to period.

The Company believes non-GAAP financial measures provide useful supplemental information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them, which may vary from period to period. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition;  costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form F-1, as amended, and in subsequent filings with the Securities and Exchange Commission.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 15,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:
Jennifer Horsley	Dave Struzzi
investors@taboola.com	press@taboola.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2021	December 31, 2020
	Unaudited	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$319,319	$242,811
Restricted deposits	1,000	3,664
Trade receivables	245,235	158,050
Prepaid expenses and other current assets	63,394	21,609
Total current assets	628,948	426,134
NON-CURRENT ASSETS
Long-term prepaid expenses	32,926	5,289
Restricted deposits	3,897	3,300
Deferred tax assets	1,876	1,382
Right of use assets	65,105	68,058
Property and equipment, net	63,259	52,894
Intangible assets, net	252,498	3,905
Goodwill	549,338	19,206
TOTAL LONG-TERM ASSETS	968,899	154,034
Total assets	$1,597,847	$580,168

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2021	December 31, 2020
	Unaudited	Unaudited

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$261,557	$189,352
Lease liability	12,958	15,746
Accrued expenses and other current liabilities	123,046	95,135
Loan	3,000	-
Total current liabilities	400,561	300,233
LONG TERM LIABILITIES
Deferred tax liabilities	51,560	45
Warrant liability	31,227	-
Loan	285,402	-
Lease liability	61,526	63,044
Total long-term liabilities	429,715	63,089
CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 0 and 123,389,750 shares at December 31, 2021 and at December 31, 2020 respectively; Issued and outstanding: 0 and 121,472,152 shares at December 31, 2021 and December 31, 2020 respectively.	-	170,206
SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 and 176,535,661 shares as of December 31,2021 and December 31, 2020 respectively; 234,031,897 and 41,357,049 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	824,016	78,137
Accumulated deficit	(56,445)	(31,497)
Total shareholders' equity	767,571	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$1,597,847	$580,168

CONSOLIDATED STATEMENT OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$407,668	$351,294	$1,378,458	$1,188,893
Cost of revenues:
Traffic acquisition cost	238,458	241,092	859,595	806,541
Other cost of revenues	25,568	17,181	77,792	62,855
Total cost of revenues	264,026	258,273	937,387	869,396
Gross profit	143,642	93,021	441,071	319,497
Operating expenses:
Research and development expenses	34,044	34,031	117,933	99,423
Sales and marketing expenses	59,127	34,246	206,089	133,741
General and administrative expenses	31,826	18,478	130,314	60,140
Total operating expenses	124,997	86,755	454,336	293,304
Operating income (loss) before finance expenses	18,645	6,266	(13,265)	26,193
Finance income (expenses), net	(1,783)	(1,703)	11,293	(2,753)
Income (loss) before income taxes	16,862	4,563	(1,972)	23,440
Provision for income taxes	(16,277)	(1,810)	(22,976)	(14,947)
Net Income (loss)	$585	$2,753	$(24,948)	$8,493
Less: Undistributed earnings allocated to participating securities	-	(5,885)	(11,944)	(22,932)
Net Income (loss) attributable to ordinary shares – basic and diluted	$585	$(3,132)	$(36,892)	$(14,439)
Net Income (loss) per share attributable to ordinary shareholders, basic	$0.00	$(0.08)	$(0.26)	$(0.36)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	243,850,858	40,372,255	142,883,475	40,333,870
Net Income (loss) per share attributable to ordinary shareholders, diluted	$0.00	$(0.08)	$(0.26)	$(0.36)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	271,857,016	40,372,255	142,883,475	40,333,870

SHARE BASED COMPENSATION BREAK-DOWN BY EXPENSE LINE

U.S. dollars in thousands

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cost of revenues	$794	$209	$1,891	$788
Research and development	8,738	12,148	29,022	16,491
Sales and marketing	4,518	2,528	44,834	6,930
General and administrative	9,473	2,379	52,210	4,068
Total share-based compensation expense	$23,523	$17,264	$127,957	$28,277

DEPRECIATION AND AMORTIZATION BREAK-DOWN BY EXPENSE LINE

U.S. dollars in thousands

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cost of revenues	$8,590	$5,749	$27,417	$22,520
Research and development	704	469	3,574	6,573
Sales and marketing	13,709	895	21,267	4,118
General and administrative	58	(4)	853	746
Total depreciation and amortization expense	$23,061	$7,109	$53,111	$33,957

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$585	$2,753	$(24,948)	$8,493
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	23,061	7,109	53,111	33,957
Share based compensation expenses	23,523	17,264	127,957	28,277
Net gain from financing expenses	(463)	(2,381)	(2,320)	(3,318)
Revaluation of the warrant liability	(5,565)	-	(22,656)	-
Accrued interest, net	283	1	402	520
Change in operating assets and liabilities:
Increase in trade receivables	(54,657)	(41,136)	(40,113)	(3,294)
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(26,544)	3,144	(64,923)	17,975
Increase in trade payables	52,663	50,830	25,478	23,434
Increase in accrued expenses and other current liabilities	14,026	18,887	14,566	34,344
Decrease in deferred taxes, net	(4,297)	(1,745)	(1,581)	(3,380)
Change in operating lease Right of use assets	3,651	3,615	14,529	13,758
Change in operating Lease liabilities	(3,298)	(872)	(15,981)	(11,679)
Net cash provided by operating activities	22,968	57,469	63,521	139,087
Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(10,296)	(4,094)	(39,070)	(17,774)
Cash paid in connection with acquisitions, net of cash acquired	(171)	-	(583,457)	(202)
Decrease (increase) in restricted deposits	(258)	(172)	2,067	(104)
Decrease in short-term deposits	-	-	-	28,963
Net cash provided by (used in) investing activities	(10,725)	(4,266)	(620,460)	10,883
Cash flows from financing activities
Exercise of options and vested RSUs	2,539	1,554	10,018	2,603
Issuance of share, net of offering costs	(792)	-	285,378	-
Payments of tax withholding for share based compensation	(6,152)	-	(6,152)	-
Issuance of warrant	-	-	53,883	-
Proceeds from long term loans, net of debt issuance cost	-	-	288,750	-
Repayment of short term loan	(750)	-	(750)	-
Net cash provided by (used in) financing activities	(5,155)	1,554	631,127	2,603
Exchange differences on balances of cash and cash equivalents	463	2,381	2,320	3,318
Increase in cash and cash equivalents	7,551	57,138	76,508	155,891
Cash and cash equivalents - at the beginning of the period	311,768	185,673	242,811	86,920
Cash and cash equivalents - at end of the period	$319,319	$242,811	$319,319	$242,811

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$1,997	$497	$15,475	$9,980
Interest	$-	$129	$1,125	$715
Non-cash investing and financing activities:
Purchase of property and equipment, including capitalized platform costs	$1,120	$1,879	$1,120	$1,879
Creation of operating lease right-of-use assets	$6,902	$3,440	$4,520	$14,635
Deferred offering costs incurred during the period included in the Long-term prepaid expenses	$-	$2,096	$-	$2,096
Fair value of ordinary shares issued as consideration of the acquisition	$-	$-	$157,689	$-

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q4 AND
FULL YEARS 2021 AND 2020

(Unaudited)

The following table provides a reconciliation of Revenues to ex-TAC Gross Profit.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
	(dollars in thousands)		(dollars in thousands)
Revenues	$407,668	$351,294	$1,378,458	$1,188,893
Traffic acquisition cost	238,458	241,092	859,595	806,541
Other cost of revenues	25,568	17,181	77,792	62,855
Gross Profit	$143,642	$93,021	$441,071	$319,497
Add back: Other cost of revenues	25,568	17,181	77,792	62,855
ex-TAC Gross Profit	$169,210	$110,202	$518,863	$382,352

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
	(dollars in thousands)		(dollars in thousands)
Net income (loss)	$585	$2,753	$(24,948)	$8,493
Adjusted to exclude the following:
Financial expenses (income), net	1,783	1,703	(11,293)	2,753
Tax expenses	16,277	1,810	22,976	14,947
Depreciation and amortization	23,061	7,109	53,111	33,957
Share-based compensation expenses (1)	20,641	17,264	124,235	28,277
M&A costs (2)	154	2,354	11,661	17,766
Holdback compensation expenses (3)	2,882	-	3,722	-
Adjusted EBITDA	$65,383	$32,993	$179,464	$106,193

1For the 2021 periods, a substantial majority is Share-based compensation expenses related to going public.

2 For 2020 periods, represents costs associated with the proposed strategic transaction with Outbrain Inc.which we elected not to consummate, and for 2021 periods, relates to the acquisition of ION Acquisition Corp. 1 Ltd., the acquisition of Connexity and going public.

3 Represents share based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

We calculate Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We calculate the Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of Net income (loss) to Gross Profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
	(dollars in thousands)		(dollars in thousands)
Gross profit	$143,642	$93,021	$441,071	$319,497
Net Income (loss)	$585	$2,753	$(24,948)	$8,493
Ratio of Net income (loss) to Gross profit	0.4%	3.0%	(5.7%)	2.7%

ex-TAC Gross Profit	$169,210	$110,202	$518,863	$382,352
Adjusted EBITDA	$65,383	$32,993	$179,464	$106,193
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	38.6%	29.9%	34.6%	27.8%

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
	(dollars in thousands)		(dollars in thousands)
Net cash provided by operating activities	$22,968	$57,469	$63,521	$139,087
Purchases of property and equipment, including capitalized platform costs	(10,296)	(4,094)	(39,070)	(17,774)
Free Cash Flow	$12,672	$53,375	$24,451	$121,313

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q1 2022
  AND FULL YEAR 2022 GUIDANCE

(Unaudited)

The following table provides a reconciliation of Gross Profit to ex-TAC Gross Profit guidance.

	Q1 2022	FY 2022
Unaudited
(dollars in millions)
Revenues	$353 - $359	$1,666 - $1,678
Traffic acquisition cost	($218 - $222)	($1,003 - $1,011)
Other cost of revenues	($25 - $27)	($106 - $112)
Gross Profit	$108 - $112	$552 - $560
Add back: Other cost of revenues	$25 - $27	$106 - $112
ex-TAC Gross Profit	$134 - $138	$661 - $669